                                                                                                                                                                      P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1538

                                                                                                                                                                      Judy_L_Gaines@vanguard.com

August 10, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Scottsdale Funds; File No. 333-11763

Dear Mr. Sandoe,

The following responds to your comments of August 6, 2010, on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 25 that was filed on June 24, 2010, pursuant to Rule 485(a).  Unless otherwise noted, the following comments apply to each of the Vanguard Russell 1000 Index Fund, Vanguard Russell 1000 Value Index Fund, Vanguard Russell 1000 Growth Index Fund, Vanguard Russell 2000 Index Fund, Vanguard Russell 2000 Value Index Fund, Vanguard Russell 2000 Growth Index Fund, and Vanguard Russell 3000 Index Fund (collectively, the “Funds”).

Comment 1:    Fees and Expenses (Institutional and ETF Shares)

Comment:         Each Fund’s estimated annual operating expense ratio is provided without a breakdown of the management and other expenses.

Response:         The estimated annual operating expense ratio will be provided, along with the breakdown of the management and other expenses, in a subsequent filing before these Funds go effective.

Comment 2:    Primary Investment Strategies (Institutional and ETF Shares)

Comment:         Include the market capitalization strategy for each Fund.

Response:         The Item 9 disclosure includes a table that sets forth each Fund’s asset-weighted median market capitalization.  We consider this placement to be sufficient and appropriate.

Comment 3:    Primary Risks (Vanguard Russell 1000 Index Fund, Vanguard Russell 1000 Value Index Fund, Vanguard Russell 1000 Growth Index Fund – Institutional and ETF Shares)

Comment:         Consider adding small and/or mid-cap risk to the primary investment strategy disclosure.

Christian Sandoe, Esq.

August 10, 2010

Response:         These Funds will invest predominantly in large-cap stocks, and will track indexes with average-weighted market caps of $66.2 billion (for the Russell 1000 Index), $63.0 billion (for the Russell 1000 Value Index), and $69.5 billion (for the Russell 1000 Growth Index) as of June 30, 2010.  Accordingly, we do not consider their minimal exposure to small- and mid-cap stocks to warrant discussion in the primary risk section.

Comment 4:    Primary Risks (Institutional and ETF Shares)

Comment:         Unless a Fund is advised by or sold through an insured depository institution, delete the sentence stating that “an investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the [FDIC] or any other governmental agency.”

Response:         Each Fund may be sold through depository institutions.  Therefore, we will retain this disclosure.

Comment 5:    Tax Information (Institutional and ETF Shares)

Comment:         Delete all but the first sentence of this section, which states that the Fund’s distributions may be taxed as ordinary income or capital gain.

Response:         We will make the requested edit.

Comment 6:    Fees and Expenses (Institutional Shares)

Comment:         Please delete the footnote discussing the fee that may apply to purchases of fund shares.

Response:         We will delete the footnote as requested.

Comment 7:    SAI – Description of the Trust

Comment:         Pursuant to Item 14 of Form N-1A, the list of each Fund’s name, share classes, and corresponding ticker symbols should appear on the front page of the SAI.

Response:         The Item 14 disclosure was pushed back to page two due to our including “red herring” language on page 1 of the Trust’s SAI.  When we delete the red herring language, the disclosure will appear on the front page of the SAI.

Comment 8:    SAI– Fundamental Policies

Comment:         The second to last paragraph of the fundamental policies section states that “unless otherwise required by the 1940 Act, if a percentage restriction is adhered to at the time the investment is made, a later change in the percentage resulting from a change in the market value of assets will not constitute a violation of the restriction.”  Please modify the disclosure to note that a fund’s borrowing is an exception to the general rule stated above.

Christian Sandoe, Esq.

August 10, 2010

Response:         We have modified the disclosure as requested.

Comment 9:    Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Judith L. Gaines

Associate Counsel